PRESS RELEASE

CONTACTS:

Daniel H. Burch (212)-929-5748

Jeanne M. Carr (212)-929-5916

MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

NEWCASTLE PARTNERS PRESENTS WHITEHALL JEWELLERS WITH COMPREHENSIVE DEFINITIVE OFFER TO CONSUMMATE ITS $1.50 PER SHARE TENDER OFFER AND TO REFINANCE ALL WHITEHALL DEBT

Dallas, TX – January 23, 2006 — Newcastle Partners, L.P. announced today that it had delivered to Whitehall Jewellers, Inc. (Pink Sheets: JWLR.PK), on Friday, January 20, 2006 definitive documentation to consummate its $1.50 per share tender offer for Whitehall and refinance Whitehall’s debt. The documentation sets forth in detail Newcastle’s commitment, ability and intention to consummate its $1.50 per share tender offer, addresses Whitehall’s financing issues and provides assurance to Whitehall’s Board of Newcastle’s ability to close. Highlights of the proposal include:

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Newcastle’s reiteration to pay all Whitehall stockholders $1.50 for each share of Whitehall common stock tendered to it on or before the expiration date (which would be extended pursuant to Newcastle’s most recent offer to mid-February).

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Newcastle’s agreement to provide Whitehall with term loans totaling $140 million, pursuant to which Newcastle would provide Whitehall with (i) one term loan of $50 million, of which $30 million would be used to pay off the Prentice bridge loan and $20 million of which would be used for fees and working capital, (ii) a second term loan of $75 million to be used to repay in full Whitehall’s senior credit facility with LaSalle Bank, N.A., and (iii) a third term loan of $15 million to provide additional working capital to Whitehall.

•	Newcastle’s commitment to place $147.5 million in cash in a bank account to provide assurance that funds required to fund the tender offer and the term loans are available.
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Upon acceptance of the merger agreement by Whitehall and Newcastle’s funding of the $50 million term loan, Newcastle would receive a warrant to purchase 19.99% of Whitehall’s common stock, on a fully diluted basis. This warrant would be on the same terms as the warrant issued by Whitehall to Prentice, with the exception that the Newcastle exercise price would be $1.50 per share, rather than Prentice’s exercise price of $.75 per share.

Mark Schwarz, the managing member of Newcastle Partners, stated: “I am optimistic that in light of the documentation Newcastle has provided to Whitehall, as well as Newcastle’s demonstration of good faith and financial commitment, the Whitehall Board will declare our offer to be superior and proceed forward with Newcastle. I believe that our proposed transaction is not only superior for stockholders, but that it also addresses the important financial needs of Whitehall’s other constituencies.”

As Newcastle has stated many times before, Newcastle believes that the above-described transaction is far superior to the Prentice transaction recommended by Whitehall’s board of directors. Newcastle is prepared to proceed immediately with this transaction which will provide liquidity to Whitehall and a superior return to stockholders.

NEWCASTLE URGES ALL STOCKHOLDERS TO VOTE THE GREEN PROXY CARD AND TO DISCARD ANY PROXY MATERIALS YOU MAY RECEIVE FROM WHITEHALL. IF YOU HAVE ALREADY RETURNED WHITEHALL’S WHITE PROXY CARD, YOU CAN STILL CHANGE YOUR VOTE BY EXECUTING THE GREEN PROXY CARD. IF YOU HAVE ANY QUESTIONS, OR NEED ASSISTANCE IN VOTING YOUR GREEN PROXY CARD, PLEASE CALL OUR PROXY SOLICITORS, MACKENZIE PARTNERS, INC. TOLL-FREE AT (800) 322-2885 OR (212) 929-5500 (CALL COLLECT).

The solicitation and the offer to buy Whitehall Jewellers, Inc.’s common stock is only made pursuant to the Offer to Purchase and related materials that Newcastle Partners, L.P. and JWL Acquisition Corp. filed on December 5, 2005, as amended December 22, 2005, January 4, 2006, January 5, 2006 and January 9, 2006. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from MacKenzie Partners, the Information Agent for the offer, or from Newcastle Partners, L.P.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Newcastle Partners, L.P. (“Newcastle”), together with the other Participants (as defined below), has made a definitive filing with the SEC of a proxy statement (the “Definitive Proxy Statement”) and accompanying proxy card to be used to solicit votes against proposals of Whitehall Jewellers, Inc. (the “Company”) relating to a pending financing transaction between the Company and investment funds managed by Prentice Capital Management, L.P. and Holtzman Opportunity Fund, L.P. and for the election of its slate of director nominees at a special meeting of stockholders scheduled for January 25, 2006 (the “Special Meeting”).

NEWCASTLE ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS RELATING TO THE SPECIAL MEETING AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY MATERIALS, WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885 OR BY E-MAIL AT: PROXY@MACKENZIEPARTNERS.COM.

THE PARTICIPANTS IN THE PROXY SOLICITATION ARE NEWCASTLE PARTNERS, L.P., NEWCASTLE CAPITAL MANAGEMENT, L.P., NEWCASTLE CAPITAL GROUP, L.L.C, JWL ACQUISITION CORP., MARK E. SCHWARZ, STEVEN J. PULLY, JOHN P. MURRAY, MARK A. FORMAN AND CLINTON J. COLEMAN (THE “PARTICIPANTS”). INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE 13D JOINTLY FILED WITH THE SEC ON APRIL 19, 2005, AS SUBSEQUENTLY AMENDED ON JULY 7, 2005, OCTOBER 27, 2005, NOVEMBER 30, 2005, DECEMBER 5, 2005, DECEMBER 14, 2005, DECEMBER 29, 2005, JANUARY 5, 2006, JANUARY 9, 2006, JANUARY 13, 2006 AND JANUARY 18, 2006 AND THE DEFINITIVE PROXY STATEMENT.